Exhibit 99.1

CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion, Floor 6,

Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on March 18, 2022 at 8:00 p.m. (Local Time)
(or any adjournment or postponement thereof)

To the Shareholders of
China Jo-Jo Drugstores, Inc.

Notice is hereby given that the Extraordinary General Meeting of the Shareholders of China Jo-Jo Drugstores, Inc. (the “Company”) will be held on March 18, 2022 at 8:00 p.m. local time (i.e., 8:00 a.m. March 18, 2022, E.T.) at Hai Wai Hai Tongxin Mansion, Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008 (“Principal Executive Office”), and at any adjourned or postponement thereof. The Extraordinary General Meeting is called for the following purposes:

1.

Proposal 1: That the Company effect a reverse stock split of the Company’s issued and outstanding ordinary shares, par value $0.001 per share (the “Ordinary Shares”), by way of a consolidation of existing issued and outstanding Ordinary Shares at an exchange ratio of one-for-twelve (1:12) (the “RS Ratio”) such that the number of authorized Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the RS Ratio (the “Reverse Stock Split”) with such Reverse Stock Split to be effected at such time and date (the “Effective Time”), if at all, as determined by the Board of the Directors of the Company (the “Board”) in its discretion; and

That in order to effect the Reverse Stock Split the authorized share capital of the Company be consolidated from US$510,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each to US$510,000 divided into (i) 41,666,667 Ordinary Shares of a par value of US$0.012 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each (the “Share Consolidation”).

Thus, to approve the Reverse Stock Split by way of the Share Consolidation described above, with each Ordinary Share and each preferred share having the rights and subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association of the Company dated July 30, 2021 (the “Articles”).

2.

Proposal 2: To approve the share capital of the Company immediately as a result of the Reverse Stock Split and the Share Consolidation under Proposal 1 increasing from “US$510,000 divided into (i) 41,666,667 Ordinary Shares of a par value of US$0.012 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” to “US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” by the creation of an additional 458,333,333 Ordinary Shares of a par value of US$0.012 each to rank pari passu in all respects with the existing ordinary shares (the “Authorized Share Capital Increase”).

3.

Proposal 3: To consider and approve by special resolution the amendment and restatement of the memorandum and articles of association with the form of second amended and restated memorandum and articles of association attached as an Annex hereto (the “Second Amended and Restated Memorandum and Articles of Association”) to reflect the above Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association and clause 3(1) of the Articles of Association. To consider and approve that, subject to implementation by the Board, in their sole discretion of the foregoing proposals 1 and 2, upon receipt of the approval of the shareholders of the Company by special resolution, the Second Amended and Restated Memorandum and Articles of the Company be adopted as the Memorandum and Articles of the Company, to the exclusion of the existing Articles.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on February 14, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Extraordinary General Meeting may be examined at the Company’s offices during the 10-day period preceding the Extraordinary General Meeting.

i

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Extraordinary General Meeting in person. Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than noon on the day of the Extraordinary General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Extraordinary General Meeting. You may obtain directions to the meeting by calling our offices at +86-571-88219579. Shareholders may obtain a copy of these materials, free of charge, by contacting the Corporate Secretary at Principal Executive Office.

By Order of the Board of Directors,

/s/ Lei Liu
Lei Liu
Chairman of the Board
Hangzhou City, March 1, 2022

IMPORTANT

Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote, by marking your proxy card.

ii

CHINA JO-JO DRUGSTORES, INC.

iii

CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion, Floor 6,

Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on March 18, 2022 at 8:00 p.m. (Local Time)
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of China Jo-Jo Drugstores, Inc. (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at Hai Wai Hai Tongxin Mansion, Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008 on March 18, 2022 at 8:00 p.m. local time (i.e., 8:00 a.m. March 18, 2022, E.T.) and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at +86-571-88219579.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or given to the Company’s shareholders is on or about March 2, 2022.

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our Extraordinary General Meeting, this Proxy Statement and a proxy card to Shareholders.

Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Extraordinary General Meeting. If you hold your shares in street name and wish to vote your shares at the Extraordinary General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following is information regarding the proxy material, Extraordinary General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on February 14, 2022 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Extraordinary General Meeting of Shareholders (“Extraordinary General Meeting”) on the item of business outlined in the Notice of Extraordinary General Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Extraordinary General Meeting, including at any adjournments or postponements of the meeting.  You are invited to attend the Extraordinary General Meeting to vote on the proposal described in this proxy statement.  However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about March 2, 2022 to all shareholders entitled to vote at the Extraordinary General Meeting.

Q.	Who may vote and how many votes my I cast?

	A.	Only shareholders on the Record Date, February 14, 2022, will be entitled to vote at the Extraordinary General Meeting. On the Record Date, there were 41,751,790 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no preferred shares issued and outstanding.

Q.	How do I vote?

	A.	You may vote “For” or “Against” the proposals, or “Abstain” from voting on such proposal. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Extraordinary General Meeting or vote by proxy using the enclosed proxy card.

●	To vote in person, come to the Extraordinary General Meeting and we will give you a ballot when you arrive; or

●	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. EDT before the day of the Extraordinary General Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The proposals are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on this matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on this matter. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Extraordinary General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Extraordinary General Meeting.

You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Extraordinary General Meeting;

●	delivering a written request in person to return the executed proxy;

●	voting in person at the Extraordinary General Meeting; or

●	providing written notice of revocation to the Corporate Secretary of the Company at: Hai Wai Hai Tongxin Mansion, Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

	A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

	A.	For us to hold a valid Extraordinary General Meeting, we must have a quorum, which means that not less than one-third of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Extraordinary General Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Extraordinary General Meeting if you:

●	properly submit a proxy card (even if you do not provide voting instructions); or

●	attend the Meeting and vote in person.

On February 14, 2022, the Record Date, there were 41,751,790 ordinary shares outstanding. Therefore, at least 13,917,264 shares need to be present in person or by proxy at the Extraordinary General Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

	A.	Proposal 1 will be approved if passed by a simple majority of the votes cast by the shareholders at the Extraordinary General Meeting.

	B.	Proposal 2 will be approved if passed by a simple majority of the votes cast by the shareholders at the Extraordinary General Meeting.

	C.	Proposal 3 will be approved if passed by a majority of at least two-thirds votes cast by the shareholders at the Extraordinary General Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

	A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

	A.	Our reports on 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://jiuzhou360.com. The mailing address and the location of the principal executive office of the Company is Hai Wai Hai Tongxin Mansion, Floor 6, Gong Shu District, Hangzhou City, Zhejiang Province, P. R. China, 310008. The telephone number for the Company is +86-571-88219579.

Proposal 1

AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT A REVERSE STOCK SPLIT AT AN EXCHANGE RATIO OF 1:12 BY WAY OF CONSOLIDATION OF SHARES

Purpose and Background of the Reverse Stock Split

To consider and approve a reverse stock split of the Company’s issued and outstanding ordinary shares, par value $0.001 per share (the “Ordinary Shares”), by way of a consolidation of existing issued and outstanding Ordinary Shares at an exchange ratio of one-for-twelve (1:12) (the “RS Ratio”) such that the number of authorized Ordinary Shares is decreased and the par value of each Ordinary Share is increased by the RS Ratio (the “Reverse Stock Split”) with such Reverse Stock Split to be effected at such time and date (the "Effective Time"), if at all, as determined by the Board of the Directors of the Company (the “Board”) in its discretion;

That in order to effect the Reverse Stock Split the authorized share capital of the Company be consolidated from US$510,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.001 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each to US$510,000 divided into (i) 41,666,667 Ordinary Shares of a par value of US$0.012 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each (the “Share Consolidation”).

On February 28, 2022, the Board of Directors approved by written resolution the proposal authorizing the Reverse Stock Split and Share Consolidation because the Board of Directors believes that effecting the Reverse Stock Split could, in some circumstances, be an effective means of maintaining, or if necessary, regaining, compliance with the minimum trading price requirement for continued listing of our Ordinary Shares on The Nasdaq Capital Market.

On July 26, 2021, the Company received a letter from The Nasdaq Stock Market regarding the Company’s failure to comply with Nasdaq Continued Listing Rule (“Rules”) 5550(a)(2) (the “Price Rule”), which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days.

Under Rule 5810(c)(3)(A), the Company was provided a compliance period of 180 calendar days, until January 24, 2022, to regain compliance. If at any time during this 180 day period the closing bid price of the Company’s securities is at least $1.00 for a minimum of ten consecutive business days, the Company’s compliance will be regained.

On January 25, 2022, The Nasdaq Stock Market granted the Company an additional 180 calendar days, or until July 25, 2022, to regain compliance with the $1.00 per share minimum required for continued listing on The Nasdaq Capital Market pursuant to Price Rule.

To regain compliance, the bid price of the Company’s Ordinary Shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. The Company has been monitoring the closing bid price of its Ordinary Shares and now considers effecting a reverse stock split.

If the Reverse Stock Split successfully increases the per share price of our Ordinary Shares, the Board of Directors believes this Reverse Stock Split will enable us to maintain The Nasdaq Capital Market listing of our Ordinary Shares.

If we again cease to comply with the minimum per share average closing price standard of Price Rule and fail to regain compliance by the end of the second six-month cure period, or July 25, 2022, our Ordinary Shares will be subject to delisting by the Nasdaq Stock Market. In the event that our Ordinary are delisted by the Nasdaq Stock Market, our Ordinary Shares would likely trade on the over-the-counter market. If our stocks were to trade on the over-the-counter market, selling our Ordinary Shares could be more difficult because smaller quantities of stocks would likely be bought and sold, and transactions could be delayed. In addition, in the event our Ordinary Shares are delisted, broker-dealers have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in our Ordinary Shares, further limiting the liquidity of our Ordinary Shares. These factors could result in lower prices and larger spreads in the bid and ask prices for Ordinary Shares. Such potential delisting from the Nasdaq and continued or further declines in our share price could also greatly impair our ability to raise additional necessary capital through equity or debt financing, including short-term debt financing provided by foreign lenders.

In light of the factors mentioned above, our Board of Directors approved this proposal as a potential means of maintaining the price of our Ordinary Shares above $1.00 per share in compliance with Price Rule.

Potential Affected Investor Interest

In approving this proposal, the Board of Directors considered that the Company’s Ordinary Shares may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower priced stocks.

By approving this proposal, shareholders will approve the Board of Directors to effect a Reverse Stock Split and Share Consolidation at an exchange ratio of 1-for-12 which it deems in the best interests of the Company and its shareholders. In addition, the Board of Directors shall have the discretion to select the date to specify the Effective Time. Further, the Board of Directors shall have the discretion to abandon such amendment even if it is approved by the shareholders.

Principal Effects of the Reverse Stock Split

If implemented, the Reverse Stock Split will be effected simultaneously for all issued and outstanding shares of Ordinary Shares and the exchange ratio will be the same for all issued and outstanding shares of Ordinary Shares. The Reverse Stock Split will affect all of our shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, except to the extent that the Reverse Stock Split would otherwise result in any of our shareholders owning a fractional share (in which case the fractional amount will be rounded up to the next whole share). After the Reverse Stock Split, the shares of our Ordinary Shares will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to our Ordinary Shares now authorized. Ordinary Shares issued pursuant to the Reverse Stock Split will remain fully paid and non-assessable. The Reverse Stock Split will not affect the Company continuing to be subject to the periodic reporting requirements of the Exchange Act. The Reverse Stock Split is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

The Reverse Stock Split may result in some shareholders owning “odd-lots” of less than 100 shares of our Ordinary Shares. Brokerage commissions and other costs of transactions in odd-lots are generally higher than the costs of transactions in “round-lots” of even multiples of 100 shares.

Following the effectiveness of any Reverse Stock Split approved by the shareholders and implementation by the Board of Directors, current shareholders will hold fewer shares of Ordinary Shares, but the rights and ownership percentages will remain the same.

In deciding whether to implement the Reverse Stock Split and if so, the ratio, the Board of Directors will consider primarily the satisfaction of the Price Rule, as described above. It may also consider, among other things: (i) the market price of the Ordinary Shares at the time of the Reverse Stock Split; (ii) the number of shares that will be outstanding after the Reverse Stock Split; (iii) the shareholders’ equity at such time; (iv) the shares of Ordinary Shares available for issuance in the future; (v) the liquidity of the Ordinary Shares in the market and any change in liquidity that may result; and (vi) the nature of the Company’s operations. The Board of Directors maintains the right to elect not to proceed with the Reverse Stock Split if it determines, in its sole discretion, that we will be able to satisfy the Price Rule without implementing the Reverse Stock Split or if this proposal is otherwise no longer in the best interests of the Company.

IF THIS PROPOSAL IS NOT APPROVED, WE MAY BE UNABLE TO MAINTAIN THE LISTING OF OUR ORDINARY SHARES ON THE NASDAQ STOCK MARKET, WHICH COULD ADVERSELY AFFECT THE LIQUIDITY AND MARKETABILITY OF OUR ORDINARY SHARES.

Fractional Shares

No fractional shares will be issued in connection with the Reverse Stock Split. Instead, we will issue one full share of the Ordinary Shares after Reverse Stock Split to any shareholder who would have been entitled to receive a fractional share as a result of the Reverse Stock Split. Each ordinary shareholder will hold the same percentage of the outstanding Ordinary Shares immediately following the Reverse Stock Split as that shareholder did immediately prior to the Reverse Stock Split, except for minor adjustments due to the additional net share fractions that will need to be issued as a result of the treatment of fractional shares.

Risks Associated with the Reverse Stock Split

There are risks associated with the Reverse Stock Split. Shareholders should note that the effect of the Reverse Stock Split, if any, upon the market price for our Ordinary Shares cannot be accurately predicted. In particular, we cannot assure you that prices for shares of our Ordinary Shares after the Reverse Stock Split will be the number of times equals exactly to the ratio multiplied by the prices for shares of our Ordinary Shares immediately prior to the Reverse Stock Split. Furthermore, even if the market price of our Ordinary Shares does rise following the Reverse Stock Split, we cannot assure you that the market price of our Ordinary Shares immediately after the proposed Reverse Stock Split will be maintained for any period of time. Even if an increased per-share price can be maintained, the Reverse Stock Split may not achieve the desired results that have been outlined above. Moreover, because some investors may view the Reverse Stock Split negatively, we cannot assure you that the Reverse Stock Split will not adversely impact the market price of our Ordinary Shares.

The market price of our Ordinary Shares will also be based on our performance and other factors, some of which are unrelated to the Reverse Stock Split or the number of shares outstanding. If the Reverse Stock Split is effected and the market price of our Ordinary Shares declines, the percentage declines as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of a Reverse Stock Split. The total market capitalization of our Ordinary Shares after implementation of the Reverse Stock Split, when and if implemented, may also be lower than the total market capitalization before the Reverse Stock Split. Furthermore, the liquidity of our Ordinary Shares could be adversely affected by the reduced number of shares that would be outstanding after the Reverse Stock Split.

While we believe that the Reverse Stock Split will be sufficient to maintain our listing on The Nasdaq Stock Market, it is possible that, even if the Reverse Stock Split results in a closing price for our Ordinary Shares that exceeds $1.00 per share, we may not be able to continue to satisfy other criteria for continued listing of our Ordinary Shares on The Nasdaq Stock Market. Although we believe that we will continue satisfying all of the other continued listing criteria, we cannot assure you that this will be the case.

Vote Required to Approve Proposal 1

The Proposal 1 will be approved only it receives the affirmative vote of at least a majority of the votes cast at the Extraordinary General Meeting. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote against Proposal 1.

 WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO AUTHORIZE THE BOARD OF DIRECTORS TO EFFECT THE REVERSE STOCK SPLIT BY WAY OF SHARE CONSOLIDATION

Proposal 2

APPROVAL TO INCREASE AUTHORIZED SHARE CAPITAL POST REVERSE STOCK SPLIT

General Plan to Increase Authorized Share Capital (the “Authorized Share Capital Increase”)

Subject to completion and implementation of the Reverse Stock Split by way of Share Consolidation, to consider and approve a proposal for the Company to increase its authorized share capital from “US$510,000 divided into (i) 41,666,667 Ordinary Shares of a par value of US$0.012 each and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” to “US$6,010,000 divided into (i) 500,000,000 Ordinary Shares of a par value of US$0.012 each, and (ii) 10,000,000 preferred shares of a par value of US$0.001 each” by the creation of an additional 458,333,333 Ordinary Shares of a par value of US$0.012 each to rank pari passu in all respects with the existing ordinary shares.

Vote Required to Approve Proposal 2

Proposal 2 will be approved only it receives the affirmative vote of at least majority of the votes cast at the Extraordinary General Meeting. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote against Proposal 2.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO APPROVE THE SHARE CAPITAL INCREASE

Proposal 3

Second Amended and Restated Memorandum of Association and Articles of Association

To consider and approve by special resolution the amendment and restatement of the Company’s memorandum and articles of association with the form of second amended and restated memorandum of association and articles of association attached as an Annex hereto (the “Second Amended and Restated Memorandum and Articles of Association”) to reflect the above Share Consolidation and Authorized Share Capital Increase, including without limitation, amending clause 8 of the Memorandum of Association and Article 3 (1) of the Articles of Association.

To consider and approve that, subject to implementation by the Board, in their sole discretion of the foregoing proposals 1 and 2, upon receipt of the approval of the shareholders of the Company by special resolution, the Second Amended and Restated Memorandum and Articles of the Company be adopted as the Memorandum and Articles of the Company, to the exclusion of the existing Articles.

Vote Required to Approve Proposal 3

Proposal 3 will be approved only if it receives the affirmative vote of a majority of at least two-thirds votes cast at the Extraordinary General Meeting. Accordingly, abstentions and broker non-votes, if any, will have the effect of a vote against Proposal 3.

WE RECOMMEND A VOTE “FOR” THE PROPOSAL TO APPROVE TO AMEND AND RESTATE Memorandum and Articles of Association

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer, LLC. Its address is 6201 15th Avenue, Brooklyn, New York, 11219, and its telephone number is +1(718) 921-8300.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

/s/ Lei Liu
Lei Liu
Chairman of the Board

March 1, 2022

Second Amended and Restated Memorandum and Articles of Association

of

China Jo-Jo Drugstores, Inc.

Refer to Exhibit 99.2 to the Report on Form 6-K filed by China Jo-Jo Drugstores, Inc. on March 1, 2022